Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports First Quarter 2025 Results
Toronto, Ontario (April 30, 2025) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended March 31, 2025.
“We produced 125,000 ounces in the first quarter, meeting the low end of quarterly guidance with a solid performance from Island Gold offset by a slower ramp up of the Magino mill, as well as lower production from Young-Davidson. Both operations have demonstrated a significant improvement in April and we expect this to contribute to stronger production and lower costs in the second quarter. With a further increase in production and decrease in costs expected in the second half of the year, we remain on track to achieve our full year production guidance,” said John A. McCluskey, President and Chief Executive Officer.
“We expect this improvement to continue over the next several years through our portfolio of high-return, low-cost growth projects. The Phase 3+ Expansion continues to track well for completion in 2026, and with construction activities ramping up on Lynn Lake and PDA this year, we expect steady growth over the next several years towards a run rate of 900,000 ounces per year. Longer-term, we see excellent potential to grow production to one million ounces per year through a further expansion of the Island Gold District. Nearly all of this growth is in Canada, it’s all lower cost, and it’s all fully funded providing one of the strongest outlooks in our sector,” Mr. McCluskey added.
First Quarter 2025 Operational and Financial Highlights
•Produced 125,000 ounces of gold, consistent with the low end of the range of quarterly guidance with a solid quarter at Island Gold offsetting lower production from Young-Davidson and Magino. With stronger production expected in the second quarter and through the remainder of the year, the Company remains on track to achieve full year production guidance
•Sold 117,583 ounces of gold at an average realized price of $2,802 per ounce, generating quarterly revenues of $333 million. Ounces sold were 6% lower than production in the quarter due to timing, with the sale of these ounces to benefit future quarters. The average realized gold price was below the London PM Fix price, reflecting the delivery of 12,346 ounces into the gold prepayment facility executed in July 2024 based on the prepaid price of $2,524 per ounce
•Total cash costs1 of $1,193 per ounce and all-in sustaining costs ("AISC"1) of $1,805 per ounce were above the top end of guidance for the first half of 2025, driven by higher share-based compensation costs and higher costs per ounce at Young-Davidson and Magino. Given the 45% increase in the share price during the quarter, the revaluation of previously issued share-based compensation increased AISC by approximately $230 per ounce compared to guidance
•Total cash costs and AISC are expected to decrease significantly into the second quarter and through the second half of the year
•Cost of sales were $195.2 million or $1,660 per ounce
•Cash flow from operating activities totaled $79.6 million (including $131.4 million before changes in working capital and taxes paid1, or $0.31 per share). Free cash flow was negative $20.1 million and was impacted by

TRADING SYMBOL: TSX:AGI NYSE:AGI
$52.8 million of cash taxes primarily related to 2024 year-end mining and income taxes, settlement of 25% of the gold prepayment obligation, and annual share-based compensation payments. The Company expects stronger free cash flow through the remainder of the year reflecting higher production, lower costs, and lower cash tax payments
•Adjusted net earnings1 were $59.8 million, or $0.14 per share. Adjusted net earnings includes adjustments for unrealized losses on commodity hedge derivatives, net of tax, of $46.3 million, adjustments for unrealized foreign exchange gains recorded within deferred taxes and foreign exchange gain totaling $2.5 million, and other adjustments of $0.8 million
•Cash and cash equivalents were $289.5 million at March 31, 2025, down from $327.2 million at the end of 2024 due to timing of gold sales and the 2024 year-end cash tax payment, paid in the first quarter. The Company remains in a net cash position with $250 million drawn on its credit facility (the "Facility"), and is well-positioned to internally fund all its growth initiatives with strong ongoing free cash flow and $789.5 million of total liquidity
•Paid dividends of $10.4 million, or $0.025 per share for the quarter
•Announced a construction decision on the Lynn Lake project in January 2025 with initial production expected during the first half of 2028. With average annual production of 176,000 ounces over its first ten years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year, and drive a further decrease in costs
•Entered into an Impact Benefit Agreement ("IBA") with Mathias Colomb Cree Nation ("MCCN"). Concurrently, MCCN's application for judicial review of the positive Decision Statement issued by the Minister of Environment and Climate Change Canada in respect of the Lynn Lake Project and its corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba were both withdrawn by MCCN. The Company now has IBA's in place with both of the First Nation communities proximate to the Lynn Lake Project
•Received approval of an amendment to the existing environmental impact assessment (Manifestación de Impacto Ambiental “MIA") by Mexico’s Secretariat of Environment and Natural Resources (“SEMARNAT”) in January 2025, allowing for the start of construction on the PDA project within the Mulatos District
•Reported year-end 2024 Mineral Reserves of 14.0 million ounces of gold (298 million tonnes ("mt")) grading 1.45 grams per tonne of gold (“g/t Au”), a 31% increase from 2023 reflecting the acquisition of Magino in 2024, continued high-grade additions at Island Gold, and an initial Mineral Reserve at Burnt Timber and Linkwood. This marked the sixth consecutive year Mineral Reserves have grown for a cumulative increase of 44%. Additionally, Measured and Indicated Mineral Resources increased 50% to 6.6 million ounces, while Inferred Mineral Resources decreased 2% to 7.1 million ounces
•Announced a binding agreement to sell the option to earn 100% interest in the non-core Quartz Mountain Gold Project (“Quartz Mountain”), located in Oregon, to Q-Gold Resources Ltd. (TSXV:QGR) (“Q-Gold”) for total consideration of up to $21 million and a 9.9% equity interest in Q-Gold in April 2025. The transaction is expected to close in the second quarter of 2025

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended March 31,
	2025	2024
Financial Results (in millions)
Operating revenues	$333.0	$277.6
Cost of sales (1)	$195.2	$173.6
Earnings from operations	$94.7	$81.4
Earnings before income taxes	$25.7	$75.6
Net earnings	$15.2	$42.1
Adjusted net earnings (2)	$59.8	$51.2
Adjusted earnings before interest, taxes, depreciation and amortization (2)	$145.4	$127.2
Cash provided by operating activities before changes in working capital and taxes paid (2)	$131.4	$135.4
Cash provided by operating activities	$79.6	$109.4
Capital expenditures (sustaining) (2)	$26.8	$26.5
Sustaining finance leases (3)	$4.3	$—
Capital expenditures (growth) (2)	$66.3	$51.6
Capital expenditures (capitalized exploration)	$6.6	$6.4
Free cash flow (2)(3)	($20.1)	$24.9
Operating Results
Gold production (ounces)	125,000	135,700
Gold sales (ounces)	117,583	132,849
Per Ounce Data
Average realized gold price (5)	$2,802	$2,069
Average spot gold price (London PM Fix)	$2,859	$2,070
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,660	$1,307
Total cash costs per ounce of gold sold (2)	$1,193	$910
All-in sustaining costs per ounce of gold sold (2)	$1,805	$1,265
Share Data
Earnings per share, basic	$0.04	$0.11
Earnings per share, diluted	$0.04	$0.11
Adjusted earnings per share, basic (2)	$0.14	$0.13
Weighted average common shares outstanding (basic) (000’s)	420,415	396,817
Financial Position (in millions)
Cash and cash equivalents (4)	$289.5	$327.2
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Sustaining finance leases at Island Gold District are not included as additions to mineral property, plant and equipment in cash flows used in investing activities.
(4)Cash and cash equivalents in the comparatives reflect the balance as at December 31, 2024.
(5)Average realized gold price during the first quarter of 2025 included the delivery of ounces into the gold prepayment facility based on the prepaid price of $2,524 per ounce.
(6)Comparative prior year period figures do not include the Magino mine, as the acquisition of the Magino mine was completed on July 12, 2024.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended March 31,
	2025	2024
Gold production (ounces)
Island Gold District (7)	59,200	33,400
Young-Davidson	35,400	40,100
Mulatos District (8)	30,400	62,200
Gold sales (ounces)
Island Gold District (7)	53,388	34,130
Young-Davidson	35,475	39,810
Mulatos District (8)	28,720	58,909
Cost of sales (in millions) (1)
Island Gold District (7)	$79.5	$33.4
Young-Davidson	$65.1	$65.4
Mulatos District (8)	$50.6	$74.8
Cost of sales per ounce of gold sold (includes amortization) (1)
Island Gold District (7)	$1,489	$979
Young-Davidson	$1,835	$1,643
Mulatos District (8)	$1,762	$1,270
Total cash costs per ounce of gold sold (2)
Island Gold District (7)	$1,068	$706
Young-Davidson	$1,350	$1,188
Mulatos District (8)	$1,233	$840
Mine-site all-in sustaining costs per ounce of gold sold (2)(3)
Island Gold District (7)	$1,446	$1,105
Young-Davidson	$1,655	$1,482
Mulatos District (8)	$1,320	$905
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions) (2)
Island Gold District (4)(7)(9)	$72.3	$54.6
Young-Davidson (5)	$18.8	$20.2
Mulatos District (6)(8)	$4.0	$3.9
Other	$8.9	$5.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Includes capitalized exploration at Island Gold District of $3.9 million for the three months ended March 31, 2025 ($3.5 million for the three months ended March 31, 2024).
(5)Includes capitalized exploration at Young-Davidson of $2.0 million for the three months ended March 31, 2025 ($1.0 million for the three months ended March 31, 2024).
(6)Includes capitalized exploration at Mulatos District of $0.7 million for the three months ended March 31, 2025 ($1.9 million for the three months ended March 31, 2024).
(7)The Island Gold District includes Island Gold and Magino mines for the three months ended March 31, 2025. Comparative prior year period figures do not include the Magino mine, as the acquisition of the Magino mine was completed on July 12, 2024.
(8)The Mulatos District includes Mulatos and La Yaqui Grande mines.
(9)Sustaining capital expenditures for Island Gold District include certain finance leases classified as sustaining.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Total recordable injury frequency rate1 of 1.49 in the first quarter, a 34% decrease from 2.25 in the fourth quarter of 2024
•Lost time injury frequency rate1 of 0.09 in the first quarter, consistent with the fourth quarter of 2024
•During the first quarter, Alamos had 17 recordable injuries across its sites and one lost time injury
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents and two minor reportable spills in the first quarter
•Continued reclamation activities at Mulatos for the Cerro Pelon, El Victor and San Carlos pits
Two minor reportable events occurred during the first quarter. At Young-Davidson, a minor spill of process water occurred within the paste plant which was promptly contained and recovered, preventing it from entering the surrounding environment. The second reportable incident involved a supplier's equipment malfunction during the transfer of natural gas tanks. Both incidents were promptly reported to regulators.
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce the Company's environmental footprint with the goal of minimizing the impacts of its activities.
Community
Ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•Significant donations to support the needs of two hospitals in the Algoma region, including contributions for the purchase of new medical imaging equipment. Additionally, donated CAD$66,000 to fund the acquisition of an SCBA Filling Station for the Matachewan Fire Department
•Committed CAD$300,000 over three years to the Museum of Northern History in Kirkland Lake, Ontario, to support its reopening and continued operation
•Delivered continuous health services to the local community near the Mulatos District, offering dental services, medical consultations and essential medications to residents
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Completed annual fieldwork and assurance of Alamos’ compliance with the World Gold Council’s Responsible Gold Mining Principles ("RGMPs"). Alamos will publish its 2024 RGMP Report in the second quarter of 2025
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2025 Guidance
	Island Gold District	Young-Davidson	Mulatos District	Lynn Lake	Total
Gold production (000's ounces)	275 - 300	175 - 190	130 - 140	—	580 - 630
Cost of sales, including amortization (in millions)(3)					$805
Cost of sales, including amortization ($ per ounce)(3)					$1,330
Total cash costs ($ per ounce)(1)	$725 - $775	$1,075 - $1,125	$925 -$975	—	$875- $925
All-in sustaining costs ($ per ounce)(1)					$1,250 - $1,300
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,100 - $1,150	$1,390 - $1,440	$1,025 - $1,075	—
Capital expenditures (in millions)
Sustaining capital(1)	$80 - $85	$55 - $60	$3 - $5	—	$138 - $150
Growth capital(1)	$270 - $300	$15 - $20	$37 - $40	$100 - $120	$422- $480
Total Sustaining and Growth Capital (1)	$350 - $385	$70 - $80	$40 - $45	$100 - $120	$560 - $630
Capitalized exploration(1)	$20	$9	$6	$4	$39
Total capital expenditures and capitalized exploration(1)	$370 - $405	$79 - $89	$46 - $51	$104 - $124	$599 - $699
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
In January 2025, the Company provided three-year production and operating guidance, which outlined growing production at declining costs over the next three years. Refer to the Company’s guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2025 guidance and three-year production, cost and capital outlook. The Company's cost and capital guidance does not factor any potential impact from tariffs introduced by the United States on imports from countries including Canada and Mexico or potential retaliatory tariffs on imports from the United States. The Company does not expect its revenue structure will be impacted by the tariffs as its gold production is refined in Canada or Europe. The Company’s cost structure predominantly relates to input costs which are not expected to be directly affected by the tariffs, including labour and contractors. The Company will continue to monitor developments and may take steps to limit the impact of any tariffs as may be appropriate in the circumstances.
First quarter production of 125,000 ounces was in-line with the low end of quarterly guidance with a solid quarter from Island Gold offsetting lower production from Young-Davidson and Magino. Following the implementation of a number of optimization initiatives within the Magino mill during the second half of 2024, and early 2025, the operation demonstrated significant improvements in the latter portion of the first quarter. This progress has continued into the second quarter with milling rates averaging approximately 9,500 tonnes per day ("tpd") in the last two weeks of April with further improvement expected in May.
Higher milling rates at Magino along with increased grades at Young-Davidson and La Yaqui Grande are expected to drive stronger production in the second quarter of between 135,000 and 150,000 ounces. A more significant increase in production is expected into the second half of 2025 driven by higher grades and mining rates at Island Gold, and increasing grades at La Yaqui Grande. The Company remains on track to achieve annual production guidance of between 580,000 and 630,000 ounces.
Reflecting the expected stronger performance moving forward, the Company expects AISC to decrease approximately 20% in the second quarter, with further decreases the remainder of the year. The Company is monitoring its full year cost guidance given higher share-based compensation and royalty costs compared to guidance, which are impacted by factors outside of the Company's control. Excluding the impact of these variables, the Company remains confident with its full year cost guidance.
6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The Company's pipeline of high-return organic growth projects, including the Phase 3+ Expansion, Lynn Lake and PDA all continue to advance supporting one of the strongest growth profiles in the sector. The Phase 3+ Expansion remains on track to be completed during the first half of 2026, driving further production growth at lower costs in 2026. The shaft sink has advanced to a depth of 1,154 metres (“m”) as of late April and remains on track to reach the ultimate planned depth of 1,373 m in the third quarter. The integration of the Magino and Island Gold operations continues to progress with the transition to processing Island Gold ore through the larger and more efficient Magino mill expected to be completed in early May 2025. This is expected to drive significant operating cost synergies starting in the second quarter of 2025, with further improvements in 2026 upon completion of the Phase 3+ Expansion.
Production is expected to increase further to a range of 680,000 to 730,000 ounces in 2027, a 24% increase from 2024, at 8% lower AISC, driven by additional low-cost growth from Island Gold. A further increase in production and decrease in costs is expected into 2028 with the startup of production from Lynn Lake. With average annual production of 176,000 ounces over its first 10 years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year.
Longer-term, there is excellent potential to increase consolidated production to approximately one million ounces per year through a further expansion of the Island Gold District. This is supported by the large Mineral Reserve and Resource base at Island Gold and Magino, and significant ongoing growth in higher grade Mineral Reserves at Island Gold. An expansion study is currently underway and is expected to be completed during the fourth quarter of 2025.
Capital spending in 2025 will be focused on the ramp up of construction activities at Lynn Lake and PDA, as well as the final full year of spending at the Phase 3+ Expansion. Capital spending is expected to increase modestly into 2026 with lower capital at the Island Gold District offset by the ramp up in spending on Lynn Lake and PDA. In 2027, capital spending is expected to decrease 27% relative to 2026 driven by significantly lower capital at the Island Gold District, and the completion of construction of PDA. A further decrease in capital is expected in 2028 with the completion of construction of Lynn Lake.
The global exploration budget for 2025 is $72 million, a 16% increase from $62 million spent in 2024, and the largest in the Company's history reflecting broad based exploration success across its assets. The Company continues to demonstrate its long-term track record of value creation through exploration with Global Mineral Reserves increasing 31% in 2024 to 14.0 million ounces (298 mt grading 1.45 g/t Au). This reflected an initial Mineral Reserve at Burnt Timber and Linkwood, tremendous ongoing exploration success at Island Gold, as well as the addition of Magino. Mineral Reserves have now increased for six consecutive years for a cumulative increase of 44% over that time frame.
As previously guided, the Company's cash flow during 2025 will be impacted by the planned delivery of 49,384 ounces into the gold prepayment facility. The ounces will be delivered monthly in 2025 (4,115 ounces per month) and recorded as revenue based on the prepaid price of $2,524 per ounce. There will be no cash flow associated with the delivery of these ounces in 2025, with proceeds already received in 2024. The Company delivered 12,346 ounces in the first quarter, representing 25% of the gold prepayment facility.
The Company remains well positioned to fund its high-return growth projects internally with strong ongoing free cash flow, $289.5 million of cash and cash equivalents at the end of the first quarter of 2025, and $789.5 million of total liquidity. At current gold prices, the Company expects to generate strong free cash flow through the remainder of 2025 while funding its growth projects, with a significant increase in free cash flow expected following the completion of the Phase 3+ Expansion in 2026, PDA in 2027, and Lynn Lake in 2028.

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

First Quarter 2025 Results
Island Gold District Financial and Operational Review

	Three Months Ended March 31,
	2025	2024
Gold production (ounces)	59,200	33,400
Gold sales (ounces)	53,388	34,130
Financial Review (in millions)
Operating Revenues	$152.0	$71.0
Cost of sales (1)	$79.5	$33.4
Earnings from operations	$71.4	$36.9
Cash provided by operating activities	$86.9	$40.9
Capital expenditures (sustaining) (2)	$15.5	$13.5
Lease payments (sustaining) (2),(5)	$4.3	$—
Capital expenditures (growth) (2)	$48.6	$37.6
Capital expenditures (capitalized exploration) (2)	$3.9	$3.5
Mine-site free cash flow (2),(5)	$18.9	($13.7)
Cost of sales, including amortization per ounce of gold sold (1)	$1,489	$979
Total cash costs per ounce of gold sold (2)	$1,068	$706
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,446	$1,105
Island Gold Mine
Underground Operations
Tonnes of ore mined	110,226	106,737
Tonnes of ore mined per day	1,225	1,173
Average grade of gold (4)	11.50	10.53
Metres ("m") developed	2,157	1,787
Mill Operations
Tonnes of ore processed	109,067	107,215
Tonnes of ore processed per day	1,212	1,178
Average grade of gold (4)	11.36	10.63
Contained ounces milled	39,838	36,651
Average recovery rate	98%	97%
Magino Mine
Open Pit Operations
Tonnes of ore mined - open pit (7)	1,064,870	—
Tonnes of ore mined per day	11,832	—
Total waste mined - open pit (8)	3,446,128	—
Total tonnes mined - open pit	4,510,998	—
Waste-to-ore ratio (8)	3.24	—
Average grade of gold (4)	0.77	—
Mill Operations
Tonnes of ore processed	651,153	—
Tonnes of ore processed per day	7,235	—
Average grade of gold processed (4)	0.86	—
Contained ounces milled	17,920	—
Average recovery rate	92%	—
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold ("g/t Au").
(5)Mine-site free cash flow does not include lease payments which are classified as cash flows used in financing activities on the condensed interim consolidated financial statements.
(6)Comparative prior year period figures do not include the Magino mine, as the acquisition of the Magino mine was completed on July 12, 2024.
8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
(7)Includes ore stockpiled during the quarter.
(8)Total waste mined includes operating waste and capitalized stripping.

The Island Gold District produced 59,200 ounces in the first quarter of 2025, a 77% increase from the prior year period, driven by the inclusion of the Magino mine, which was acquired in July 2024, as well as an increase in tonnes and grades processed from Island Gold.
Island Gold Operational Review
Underground mining rates averaged 1,225 tpd in the first quarter, consistent with guidance. Grades mined averaged 11.50 g/t Au in the first quarter, 9% higher than in the prior year period and consistent with annual guidance.
Mill throughput averaged 1,212 tpd and mill recoveries averaged 98% during the first quarter, consistent with guidance.
Magino Operational Review
Mining rates averaged 50,122 tpd during the first quarter. This included 11,832 tpd of ore, slightly lower than planned for the first quarter. Given lower mill availability, mining rates were focused on waste stripping activities. Mining rates have subsequently improved to average over 15,000 tpd of ore in April, consistent with annual guidance.
Mill throughput increased 8% from the fourth quarter to average 7,235 tpd in the first quarter. Grades processed during the first quarter of 0.86 g/t Au were slightly below the low-end of annual guidance, but are expected to increase to be consistent with guidance for the remainder of the year.
Milling rates were lower than planned due to restricted ore flow through the crushing and conveying circuit. This was caused by deficiencies in the initial ore flow design for winter conditions, which created blockages within the feeders and undersized transfer chutes. The chutes were expanded during the quarter and combined with the various optimization activities undertaken in the second half of 2024, milling rates increased substantially towards the end of the quarter averaging 8,200 tpd in March. This improvement has continued into April with milling rates averaging approximately 9,500 tpd in the last two weeks of April with further improvement expected in May.
In advance of the transition to processing Island Gold ore through the Magino mill, approximately 8,000 tonnes of high grade ore from Island Gold was blended with Magino ore and processed through the Magino mill in April. The batch test was successful, with recoveries in line with expectations.
Reflecting the increased milling rates at Magino, significant improvement in the consistency of the operation, and successful batch test, Island Gold's mill is expected to be shut down in early May, following which ore from Island Gold will be trucked and processed through the larger and more cost-effective Magino mill.
Financial Review (Island Gold District)
Revenues of $152.0 million in the first quarter were 114% higher than the prior year period, driven by higher realized gold prices and an increase in ounces sold given the acquisition of Magino in mid 2024.
Cost of sales of $79.5 million in the first quarter were 138% higher than the prior year period due to the increase in ounces sold. On a per ounce basis, cost of sales were 52% higher for the first quarter compared to the prior year period due to the inclusion of relatively higher cost ounces from Magino.
Total cash costs were $1,068 per ounce in the first quarter, above the annual guidance range and driven by lower grades processed at Magino and higher unit costs given lower mill throughput. Mine-site AISC were $1,446 per ounce in the first quarter, also higher than the annual guidance range. Costs are expected to trend lower through the remainder of the year as milling rates increase at Magino and mining rates gradually increase at Island Gold and Magino, both driving lower unit operating costs for the district.
9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Total capital expenditures were $72.3 million in the first quarter, including $48.6 million of growth capital and $3.9 million of capitalized exploration. Growth capital spending remained primarily focused on the Phase 3+ Expansion, including shaft site infrastructure, paste plant, and shaft sinking. The shaft sink advanced to a depth of 1,154 m at the end of April and is scheduled to be completed in the third quarter of 2025. Additionally, bulk earthworks commenced for the expansion of the Magino mill to 12,400 tpd. The expansion of the Magino mill is expected to be completed by mid-2026 to coincide with the completion of the Phase 3+ Expansion at Island Gold.
Mine-site free cash flow was $18.9 million for the first quarter, net of the significant capital investment related to the Phase 3+ Expansion and exploration. At current gold prices, the Island Gold District is expected to continue self funding the Phase 3+ Expansion, exploration and sustaining capital. The operation is expected to generate significant free cash flow from 2026 onward after the completion of the expansion.
Young-Davidson Financial and Operational Review

	Three Months Ended March 31,
	2025	2024
Gold production (ounces)	35,400	40,100
Gold sales (ounces)	35,475	39,810
Financial Review (in millions)
Operating Revenues	$101.2	$82.7
Cost of sales (1)	$65.1	$65.4
Earnings from operations	$35.1	$16.8
Cash provided by operating activities	$58.0	$34.8
Capital expenditures (sustaining) (2)	$10.7	$11.6
Capital expenditures (growth) (2)	$6.1	$7.6
Capital expenditures (capitalized exploration) (2)	$2.0	$1.0
Mine-site free cash flow (2)	$39.2	$14.6
Cost of sales, including amortization per ounce of gold sold (1)	$1,835	$1,643
Total cash costs per ounce of gold sold (2)	$1,350	$1,188
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,655	$1,482
Underground Operations
Tonnes of ore mined	608,601	667,062
Tonnes of ore mined per day	6,762	7,330
Average grade of gold (4)	2.00	1.94
Metres developed	2,132	1,914
Mill Operations
Tonnes of ore processed	599,215	665,778
Tonnes of ore processed per day	6,658	7,316
Average grade of gold (4)	2.01	1.94
Contained ounces milled	38,765	41,609
Average recovery rate	91%	89%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold ("g/t Au").
Operational review
Young-Davidson produced 35,400 ounces of gold in the first quarter, 12% lower than the prior year period due to lower tonnes mined, partially offset by higher grades processed and recovery rates.
Mining rates averaged 6,762 tpd in the first quarter, below annual guidance of 8,000 tpd and an 8% decrease compared to the prior year period. This reflected lower production drilling and scoop availability, which impacted stope productivity and the mining sequence. Production drilling metres and scoop availability improved throughout
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TRADING SYMBOL: TSX:AGI NYSE:AGI
the quarter with mining rates returning to planned levels of 8,000 tpd in March and April, and are expected to remain at similar rates through the rest of the year.
Milling rates averaged 6,658 tpd in the first quarter, 9% lower than the prior year period as a result of lower underground mining rates. During the first quarter, processed grades averaged 2.01 g/t Au, 4% higher than the prior year period and consistent with the low-end of full year guidance. Grades mined are expected to increase in the second quarter and combined with higher mining and processing rates, this is expected to drive stronger production in the second quarter and through the remainder of the year. Mill recoveries averaged 91% for the first quarter, in-line with annual guidance.
Financial Review
Revenues increased to $101.2 million in the first quarter, 22% higher than the prior year period, driven by higher realized gold prices, partially offset by lower ounces sold. Cost of sales were $65.1 million in the first quarter, comparable with the prior year period.
Total cash costs of $1,350 per ounce and mine-site AISC of $1,655 per ounce in the first quarter were higher than the prior year period, primarily due to higher unit costs given the lower mining and processing rates. Costs are expected to decrease through the remainder of the year reflecting higher mining rates and grades.
Capital expenditures in the first quarter totaled $18.8 million, including $10.7 million of sustaining capital and $6.1 million of growth capital. Additionally, $2.0 million was invested in capitalized exploration during the quarter.
Young-Davidson continues to generate strong ongoing mine-site free cash flow, including $39.2 million in the first quarter. Young-Davidson has generated over $100 million in annual mine-site free cash flow for four consecutive years. The operation is well positioned to generate similar free cash flow in 2025 and over the long-term, with a 14 year Mineral Reserve life.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District Financial and Operational Review

	Three Months Ended March 31,
	2025	2024
Gold production (ounces)	30,400	62,200
Gold sales (ounces)	28,720	58,909
Financial Review (in millions)
Operating Revenues	$84.0	$123.9
Cost of sales (1)	$50.6	$74.8
Earnings from operations	$31.1	$45.8
Cash provided by operating activities	$4.6	$53.6
Capital expenditures (sustaining) (2)	$0.6	$1.4
Capital expenditures (growth) (2)	$2.7	$0.6
Capital expenditures (capitalized exploration) (2)	$0.7	$1.9
Mine-site free cash flow (2)	$0.6	$49.7
Cost of sales, including amortization per ounce of gold sold (1)	$1,762	$1,270
Total cash costs per ounce of gold sold (2)	$1,233	$840
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,320	$905
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit	994,813	986,214
Total waste mined - open pit	4,085,874	4,076,910
Total tonnes mined - open pit	5,080,687	5,063,125
Waste-to-ore ratio	4.11	4.13
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,022,583	981,740
Average grade of gold processed (4)	0.75	1.31
Contained ounces stacked	24,610	41,398
Average recovery rate	84%	121%
Ore crushed per day (tonnes)	11,400	10,800
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold ("g/t Au").
Mulatos District Operational Review
The Mulatos District produced 30,400 ounces in the first quarter, 51% lower than the prior year period due to the planned stacking of lower grades at La Yaqui Grande. Production is expected to increase sequentially through the remainder of the year reflecting the stacking of higher grades.
La Yaqui Grande produced 20,700 ounces in the first quarter, 59% lower than the prior year period. Grades stacked averaged 0.75 g/t Au for the first quarter, consistent with the low-end of annual guidance. As previously guided, grades stacked are expected to increase through the year, from the low end of guidance in the first quarter to the high end by the fourth quarter. Stacking rates were 11,400 tpd in the first quarter, exceeding annual guidance. The recovery rate of 84% in the first quarter was consistent with the annual guidance range of 70% to 90%.
Mulatos commenced residual leaching in December 2023 and produced 9,700 ounces in the first quarter, in-line with expectations. The operation is expected to benefit from ongoing gold production at decreasing rates through the remainder of 2025.
Mulatos District Financial Review
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Revenues of $84.0 million in the first quarter were 32% lower than the prior year period, reflecting lower ounces sold, partially offset by higher realized gold prices. Cost of sales decreased to $50.6 million in the first quarter, 32% lower than the prior year period, driven by lower ounces sold.
Total cash costs of $1,233 per ounce and mine-site AISC of $1,320 per ounce in the first quarter were higher than the prior year period, primarily due to lower grades processed at La Yaqui Grande. Costs are expected to decrease through the remainder of the year as higher grades are mined and processed, consistent with plan.
Capital expenditures totaled $4.0 million in the first quarter, including $0.6 million of sustaining capital and $0.7 million of capitalized exploration. Growth capital spending of $2.7 million was primarily related to procurement and detailed engineering for PDA.
The Mulatos District generated mine-site free cash flow of $0.6 million in the first quarter, net of $48.3 million of cash tax payments, primarily related to the 2024 income and mining taxes payable reflecting the profitability of the operation. Cash tax payments are expected to decrease to average between $10 and $15 million per quarter for the remainder of the year, related to the 2025 tax year. The Mulatos District is expected to generate stronger mine-site free cash flow through the remainder of the year reflecting higher production, lower costs and lower cash tax payments.

First Quarter 2025 Development Activities
Island Gold (Ontario, Canada)
Phase 3+ Expansion
In 2022, the Company announced the Phase 3+ Expansion at Island Gold to 2,400 tpd from the current rate of 1,200 tpd, which will involve various infrastructure investments. These include the installation of a shaft, paste plant, as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
On September 4, 2024, the Company announced an update to the Phase 3+ Expansion with initial capital increased by approximately $40 million to $796 million, a 5% increase from the initial capital estimate provided in 2022. The increase reflects inflation and scope changes since the Phase 3+ Expansion commenced in 2022, partially offset by synergies from the acquisition of Magino, and the weaker Canadian dollar. As of March 31, 2025, 75% of the total initial capital has been spent and committed on the project.
During the first quarter of 2025, the Company spent $46.3 million on the Phase 3+ Expansion and capital development. Progress on the Phase 3+ Expansion during the first quarter is summarized as follows:
•Shaft sinking advanced to a depth of 1,055 m by the end of the first quarter
•Bulk earthworks for the modification of Magino mill to 12,400 tpd commenced with surface blasting and rock removal 40% complete
•Detailed engineering for the larger Magino mill expansion ongoing and expected to be completed by the end of 2025
•West wall and roof cladding of the bin house advanced
•Completed interior cladding and concrete slabs for water handling facility
•Completed boreholes for paste plant in advance of liner installation; building steel erection 30% complete
•Construction of the haul road from Island Gold to the Magino mill substantially complete
•Advanced lateral development to support higher mining rates with the Phase 3+ Expansion
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The Phase 3+ Expansion remains on schedule to be completed in the first half of 2026.

(in US$M) Growth capital (including indirects and contingency)	P3+ Estimate Sep 2024[1]	Spent to date[1,2]	Committed to date[1]	% of Spent & Committed
Shaft & Shaft Surface Complex	297	224	24	84%
Mill Expansion (including Magino mill) [4]	54	32	24	104%
Paste Plant	55	25	10	64%
Power Upgrade	35	22	5	77%
Effluent Treatment Plant	19	—	—	—%
General Indirect Costs	80	60	4	80%
Contingency[3]	18	—	—	— %
Total Growth Capital	$558	$363	$67	77%

Underground Equipment, Infrastructure & Accelerated Development	238	165	—	69%
Total Growth Capital (including Accelerated Spend)	$796	$528	$67	75%
1.A capital estimate update was released in September 2024 following completion of the acquisition of the Magino mine and the capital estimates disclosed reflect those updated capital estimates, based on USD/CAD exchange $0.75:1. Spent to date based on average USD/CAD of $0.73:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at March 31, 2025 of $0.70:1.
2.Amount spent to date accounted for on an accrual basis, including working capital movements.
3.Contingency has been allocated to the various areas.
4.No further capital is expected to be incurred on the Island Gold mill expansion with the acquisition of Argonaut Gold Inc. The 104% spent and committed exceeded the September 2024 estimate due to scope changes to support a longer term Magino mill expansion beyond 12,400 tpd.

Island Gold shaft site area - April 2025

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TRADING SYMBOL: TSX:AGI NYSE:AGI
Island Gold paste plant - April 2025
Island Gold 1050L shaft station with galloway - March 2025
Lynn Lake (Manitoba, Canada)
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TRADING SYMBOL: TSX:AGI NYSE:AGI
On January 13, 2025, the Company announced a positive construction decision on the Lynn Lake project. With the approval of the Closure Plan in January 2025, the required permitting and pre-construction conditions have been met allowing for the start of construction on the Lynn Lake project. During the quarter, the Company also signed an IBA with MCCN. Concurrently, MCCN withdrew its application for judicial review of the positive Decision statement issued by the Minister of Environment and Climate Change Canada in respect of the Lynn Lake Project and its corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba. The Company now has IBA's in place with both of the First Nation communities proximate to the Lynn Lake project.
Alamos’ senior leadership team attended a groundbreaking ceremony at the end of March 2025, alongside the Premier of Manitoba, Provincial Ministers, the Mayor of Lynn Lake, as well as representatives from the First Nations and local communities. Construction activities began ramping up during the quarter with initial production expected during the first half of 2028. With average annual production of 176,000 ounces over its first ten years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year.
Growth capital spending at Lynn Lake is expected to be between $100 million and $120 million in 2025 and will be focused on access road upgrades, camp construction, bulk earthworks, and orders for long lead-time items. Construction activities and capital spending are expected to increase in 2026 and 2027 with first gold production expected in the first half of 2028. Total initial capital for Lynn Lake was estimated to be $632 million in the 2023 Study, based on input costs as of the fourth quarter of 2022. Given ongoing industry-wide labour and materials inflation, which has averaged close to 5% per year since the end of 2022, initial capital is expected to increase by approximately 10%.
On February 13, 2025, the Company reported positive results of an internal economic study completed on its Burnt Timber and Linkwood satellite deposits located in proximity to the Lynn Lake project. The 2023 Study for Lynn Lake was based only on the Gordon and MacLellan deposits which are to be mined over the first 11 years, with the processing of lower grade stockpiled ore for the remainder of the 17-year mine life. The Burnt Timber and Linkwood deposits are expected to provide a source of additional mill feed to the Lynn Lake project starting in year 12, deferring the lower grade stockpiles until later in the mine plan. This is expected to extend the mine life of the combined Lynn Lake project to 27 years, increase longer term production rates, and enhance its economics as a low-capital, high-return satellite project.
The two deposits are expected to have an average annual production of 83,000 ounces of gold over a 10 year mine life. By leveraging mining equipment and planned processing infrastructure at Lynn Lake, the project is expected to be developed for low initial capital of $67 million. This is expected to contribute to high returns for the Burnt Timber and Linkwood satellite deposits, with an after-tax IRR of 54%, and after-tax NPV (5%) of $177 million at a base case gold price assumption of $2,200 per ounce and CAD/USD foreign exchange rate of $0.75:1. At a gold price of $2,800 per ounce and CAD/USD foreign exchange rate of $0.70:1, returns increase to an after-tax IRR of 83% and after-tax NPV (5%) of $292 million.
Development spending (excluding exploration) was $6.7 million in the first quarter of 2025, primarily on temporary camp installation, site facilities, tree clearing, recruitment, process design engineering, construction planning, and community relations efforts. Development spending is expected to ramp up throughout the year.

16 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Lynn Lake ground breaking ceremony - March 2025

ALAMOS GOLD INC.
LYNN LAKE PROJECT
ALAMOS GOLD INC.

PDA (Sonora, Mexico)
On September 4, 2024, the Company reported the results of the development plan for the PDA project located within the Mulatos District. PDA is a higher-grade underground deposit adjacent to the Mulatos open pit and will benefit from the use of existing crushing infrastructure from Cerro Pelon, supporting lower initial capital and project execution risk.
On January 29, 2025, the Company announced it has been granted approval of an amendment to its existing MIA by SEMARNAT, allowing for the start of construction on the PDA project. Construction activities on PDA are expected to begin ramping up toward the middle of 2025. Capital spending on PDA is expected to total $37 to $40 million in 2025 to advance underground development and procurement of mill long lead time items. The remainder of the total initial capital estimate of $165 million will be spent in 2026 and 2027 with first production anticipated mid-2027.
As outlined in the 2024 development plan, PDA is expected to produce an average of 127,000 ounces per year over the first four years and 104,000 ounces over the current mine life (based on Mineral Reserves as at December 31, 2023). Total cash costs are expected to average $921 per ounce and mine-site AISC $1,003 per ounce, consistent with the Company’s overall low cost structure.
Reflecting the low cost structure and low initial capital, PDA is expected to be a high-return project with significant exploration upside. PDA has an estimated after-tax IRR of 46% and after-tax NPV (5%) of $269 million using base case gold price assumption of $1,950 per ounce and a MXN/USD foreign exchange rate of 18:1. Using a $2,500 per ounce gold price, PDA's after-tax IRR increases to 73%, and after-tax NPV (5%) increases to $492 million.
Development spending (excluding exploration) was $2.7 million in the first quarter of 2025, primarily on detailed engineering and refurbishing the crushing equipment from Cerro Pelon. Spending on PDA is expected to progressively increase throughout the year with underground development commencing in the second half of the year.

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TRADING SYMBOL: TSX:AGI NYSE:AGI
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had their claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $1.1 million in the first quarter of 2025 related to ongoing care and maintenance and arbitration costs to progress the Treaty claim, which was expensed.
First Quarter 2025 Exploration Activities
Island Gold District (Ontario, Canada)
A total of $27 million is budgeted for exploration at the Island Gold District in 2025, up from $20 million spent in 2024. The exploration program will build on the success from 2024, with high-grade gold mineralization extended across the Island Gold deposit, as well as within multiple structures within the hanging wall and footwall.
As announced on February 18, 2025, Mineral Reserves increased 32% to 2.3 million ounces with grades increasing 11% to 11.40 g/t Au (6.2 mt). This marked the 12th consecutive year of Mineral Reserve growth. Inferred Mineral Resources increased 2% to 3.8 million ounces with grades also increasing 13% to 16.52 g/t Au (7.1 mt). Consistent with the increase in Mineral Reserve grades, a key driver of the increase in Mineral Resource grades has been significantly higher-grade additions in the lower portions of Island East and Island Main where 324,000 ounces were added. With the deposit open laterally and at depth, and some of best intercepts ever drilled at Island Gold located within the lower portion of Island East, there is excellent potential for further growth in Mineral Reserves and Resources. The discovery cost of the high-grade Mineral Resource additions averaged an attractive $13 per ounce in 2024, and $13 per ounce over the past five years.
Following up on this success, a total of 41,500 m of underground drilling is planned in 2025 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. This includes drilling across the strike extent of the main Island Gold deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging-wall and footwall zones.
Additionally, 18,000 m of surface exploration drilling has been budgeted targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 m. Included within sustaining capital, 30,800 m of underground delineation drilling is planned and focused on the conversion of the large Mineral Resource base to Mineral Reserves.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Magino’s exploration program has been incorporated into the broader Island Gold District budget which totals $27 million. The focus in 2025 will be expanding mineralization to the east of the pit which was previously constrained by the border with Island Gold prior to the acquisition. Included within 2025 sustaining capital guidance is 18,000 m of surface delineation drilling planned at Magino. The focus of the delineation drilling is the conversion of the large Mineral Resource base to Mineral Reserves.
The regional exploration program at the Island Gold District includes 10,000 m of surface drilling, consistent with the 2024 program. The focus will be following up on high-grade mineralization intersected at the Cline and Edwards deposits located approximately seven km northeast of the Island Gold mine. Drilling will also be completed at the Island Gold North Shear target, and to the east and along strike from the Island Gold mine to test the extension of the E1E-zone.
During the first quarter, at Island Gold, 8,504 m of underground exploration drilling was completed in 32 holes, and 3,492 m of surface drilling was completed in six holes. Additionally, a total of 7,416 m of underground delineation drilling was completed in 26 holes, focused on in-fill drilling to convert Mineral Resources to Mineral Reserves. A total of 72 m of underground exploration drift development was also completed during the first quarter.
At Magino, 7,664 m of surface drilling was completed in 16 holes during the first quarter, focused on in-fill drilling to convert Mineral Resources to Mineral Reserves.
The regional exploration drilling program also commenced in the first quarter, with 854 m completed in three holes targeting mineralization at the past-producing Cline-Edwards Mines.
Total exploration expenditures during the first quarter of 2025 were $5.0 million, of which $3.9 million was capitalized.
Young-Davidson (Ontario, Canada)
A total of $11 million is budgeted for exploration at Young-Davidson in 2025, an increase from $9 million spent in 2024. This includes 25,600 m of underground exploration drilling focused on extending mineralization in the syenite, and continuing to evaluate and expand on the newly defined hanging wall zones.
To support the program, 500 m of underground exploration development is planned, including 400 m to establish a hanging wall exploration drift to the south, from the 9620 level. This will allow for drill platforms with more optimal locations and orientations to test the higher grade mineralization discovered in the hanging wall.
The regional program includes 6,000 m of drilling focused on evaluating the Otisse NE target, located approximately three km northeast of Young-Davidson. A comprehensive data compilation project will also commence in 2025 for the Wydee and Matachewan projects, which were acquired in the third quarter of 2024, and located to the west and east of Young-Davidson, respectively.
During the first quarter, two underground exploration drills completed 5,290 m in ten holes from the 9305 and 9500 levels. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the hanging wall sediments and mafic-ultramafic stratigraphy.
Total exploration expenditures during the first quarter of 2025 were $3.0 million, of which $2.0 million was capitalized.
Mulatos District (Sonora, Mexico)
A total of $19 million is budgeted at Mulatos for exploration in 2025, down slightly from $21 million spent in 2024. The near-mine and regional drilling program is expected to total 45,000 m. This includes 15,000 m of surface exploration drilling at the GAP-Victor and PDA Extension targets at PDA, and 20,000 m planned at Cerro Pelon.
The regional exploration program includes 10,000 m of drilling focused on advanced and greenfield targets within the Mulatos District.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Ongoing exploration success at PDA in 2024 drove a 9% increase in Mineral Reserves to 1.1 million ounces, with grades largely unchanged at 5.45 g/t Au. PDA is a higher-grade underground deposit located adjacent to the main Mulatos pit. The results of a positive internal economic study were announced in September 2024 and highlighted an attractive, low-cost, high-return project. With the amendment to the environmental permit received earlier this year, construction activities are expected to begin ramping up towards the middle of the year with first production anticipated mid-2027.
The planned addition of a mill to process higher-grade sulphides has created new opportunities for growth within the Mulatos District. This includes Cerro Pelon, where drilling in 2024 followed up on wide high-grade underground oxide and sulphide intersections previously drilled below the pit. The 2024 program was successful in defining an initial Measured and Indicated Mineral Resource at Cerro Pelon totaling 104,000 ounces, grading 4.49 g/t Au. Cerro Pelon remains open in multiple directions and will be a focus of the 2025 exploration program as a significant opportunity for further growth. As the deposit is located within trucking distance of the planned PDA mill, this represents upside to the PDA project.
During the first quarter, exploration activities continued at PDA and the near-mine area with 2,390 m of drilling completed in nine holes. The focus was on infill drilling the GAP-Victor portion as well as the eastern extent of the PDA zone.
Drilling also commenced at Cerro Pelon to evaluate the high-grade sulphide potential to the north of the historical open pit. A total of 1,900 m in five holes were completed in the first quarter. Additionally, 1,690 m was drilled in five holes, testing greenfield targets across the property.
Total exploration expenditures during the first quarter of 2025 were $3.0 million, of which $0.7 million was capitalized.
Lynn Lake (Manitoba, Canada)
A total of $4 million is budgeted for exploration at the Lynn Lake project in 2025, down from $7 million spent in 2024, with the focus shifting to the ramp up of construction activities. The exploration program includes 7,000 m of drilling focused on expanding Mineral Resources at the Burnt Timber and Linkwood deposits. The Company will also continue prioritizing a pipeline of prospective exploration targets within the 58,000 ha Lynn Lake Property.
As reported on February 18, 2025, total Mineral Reserves for the Lynn Lake District increased 42% to 3.3 million ounces, with grades decreasing 15% to 1.29 g/t Au. This was driven by the successful conversion of Mineral Resources to Reserves at Burnt Timber and Linkwood in 2024 resulting in an initial Mineral Reserve of 0.9 million ounces grading 0.95 g/t Au.
Burnt Timber and Linkwood are satellite deposits to the Lynn Lake project and are expected to provide additional mill feed. An internal economic study on Burnt Timber and Linkwood was released on February 13, 2025, outlining an attractive, low capital, high-return project. Burnt Timber and Linkwood are expected to extend the mine life of the Lynn Lake project, increase longer term rates of production, and enhance the overall economics. The combined mine life of the Lynn Lake project is expected to increase to 27 years, up from the 17 years outlined in the Lynn Lake Feasibility Study.
Surface exploration drilling in the first quarter focused on Mineral Resource expansion drilling at both Burnt Timber and Linkwood, with 7,268 m completed in 41 holes. The drill program was completed at the end of the quarter.
Exploration spending totaled $1.9 million in the first quarter, all of which was capitalized.
Qiqavik (Quebec, Canada)
A total of $7 million has been budgeted for exploration at the Qiqavik project in 2025, up from $4 million spent in 2024. The project was acquired in April 2024 through the acquisition of Orford Mining Corporation.
Qiqavik is a camp-scale property covering 60,400 ha in the Cape Smith Greenstone Belt in Nunavik, Quebec. The Qiqavik project covers 50 km of strike covering prospective gold hosting environments and several major crustal-
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TRADING SYMBOL: TSX:AGI NYSE:AGI
scale structures such as the Qiqavik break and the Bergeron fault. Early-stage exploration completed to date indicates that high-grade gold occurrences are controlled by structural splays off the Qiqavik break.
The 2025 exploration program will focus on drilling prospective targets identified in 2024 through detailed geological mapping, prospecting, till sampling, and a high-resolution Lidar survey with photo imagery. A total of 7,000 m of heli-supported surface drilling is planned with two rigs and focused on testing the highest priority target areas. The program will also focus on advancing other targets across the belt with ongoing geological mapping, drone magnetics, prospecting, and additional till sampling.
Exploration activities in the first quarter were focused on ongoing data interpretation to support targeting ahead of the drill program which is expected to commence late in the second quarter.
Exploration spending totaled $0.3 million in the first quarter, all of which was expensed.
Review of First Quarter Financial Results
During the first quarter of 2025, the Company sold 117,583 ounces of gold for operating revenues of $333.0 million, representing a 20% increase from the prior year period. The increase was due to higher realized gold prices and the inclusion of ounces at Magino given its acquisition in July 2024, partially offset by lower sales volumes at La Yaqui Grande due to planned stacking of lower grades. Ounces sold were 6% lower than production in the quarter due to timing, with the sale of these ounces to benefit future quarters.
The average realized gold price in the first quarter was $2,802 per ounce, 35% higher than the prior year period. This was $57 per ounce less the London PM Fix price, reflecting the delivery of the 12,346 ounces into the gold prepayment facility executed in July 2024 based on the prepaid price of $2,524 per ounce.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) were $195.2 million in the first quarter, 12% higher than the prior year period, primarily due to the inclusion of higher cost ounces from Magino. Excluding costs incurred at Magino, cost of sales were $152.0 million which was 12% lower than the prior year period, driven by lower ounces sold from other operations. Key drivers of changes to cost of sales as compared to the prior year period were as follows:
Mining and processing costs were $139.0 million, 15% higher than the prior year period primarily due to the inclusion of ounces sold at Magino. Excluding costs incurred at Magino, mining and processing costs were $109.5 million, 10% lower than the prior year period. The decrease was primarily driven by lower ounces sold.
Total cash costs of $1,193 per ounce and AISC of $1,805 per ounce were above the prior year period driven by the higher costs per ounce at Young-Davidson and Magino and increased share-based compensation. Given the 45% increase in the share price during the quarter, the revaluation of previously issued share-based compensation increased AISC by approximately $210 per ounce compared to the prior year period, and by approximately $230 per ounce compared to budget. The other drivers of the increase in costs were lower mining rates at Young-Davidson and lower grades stacked at La Yaqui Grande.
Royalty expense was $4.8 million in the first quarter, higher than the prior year period expense of $2.6 million, due to the higher average realized gold price, and inclusion of royalty expense from Magino.
Amortization of $51.4 million in the first quarter was consistent with the prior year period. On a per ounce basis, amortization of $437 per ounce was higher than the prior year period, reflecting the inclusion of Magino which has a higher amortization base.
The Company recognized earnings from operations of $94.7 million in the first quarter, 16% higher than the prior year period, driven by higher revenues.
As at March 31, 2025, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 100,000 ounces in 2026 and 50,000 ounces in 2027, have an average forward price of $1,821 per ounce, and mature monthly throughout 2026 and 2027. The Company recognized unrealized losses of $68.4 million on the forward contracts inherited from Argonaut driven by the movement in gold price in the quarter. The Company recognized unrealized losses of $1.5 million on gold option contracts in the prior year period.
21 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The Company reported net earnings of $15.2 million in the first quarter, compared to $42.1 million in the prior year period. Adjusted earnings (1) were $59.8 million, or $0.14 per share, which included adjustment for unrealized loss on commodity hedge derivatives, net of tax of $46.3 million. In addition, adjusted earnings reflect unrealized foreign exchange gains recorded within deferred taxes and foreign exchange gains totaling $2.5 million and other adjustments of $0.8 million.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

22 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Associated Documents
This press release should be read in conjunction with the Company’s consolidated financial statements for the three-month period ended March 31, 2025 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
Reminder of First Quarter 2025 Results Conference Call
The Company's senior management will host a conference call on Thursday, May 1, 2025 at 11:00 am ET to discuss the first quarter 2025 results. Participants may join the conference call via webcast or through the following dial-in numbers:
Toronto and International:                (416) 406-0743
Toll free (Canada and the United States):         (800) 898-3989
Participant passcode:                    7495836#
Webcast:                         www.alamosgold.com
A playback will be available until June 1, 2025 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 8101878#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice-President, Corporate Development & Investor Relations
(416) 368-9932 x 5439

Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

23 | Alamos Gold Inc

Cautionary Note Regarding Forward-Looking Statements
This release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projections as at the date of this release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "prospective", "forecast", “target”, "goal", "aim", “on track”, "on pace", “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this release include, but may not be limited to, guidance and expectations pertaining to: gold production; production potential; mining, processing, milling, and production rates; gold grades; gold prices; foreign exchange rates; free cash flow, mine-site free cash flow, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration, budgets, tax rates and the payment of taxes, IRR, NPV; total liquidity; returns to stakeholders; impacts of inflation and the implementation of any tariffs; mine plans; mine life; Mineral Reserve life; Mineral Reserves and Resources; exploration potential, budgets, focuses, programs, targets, and projected results; funding of growth initiatives; the Company's approach to reduction of its environmental footprint, greenhouse gas emissions, and related investments in new initiatives; the Company's climate change strategy and goals; community relations, engagement activities, and initiatives; corporate governance; synergies resulting from the integration of the Magino and Island Gold operations; processing of ore from Island Gold through the Magino mill; increases to production, value of operation, and decreases to costs resulting from the intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; Island Gold District Life of Mine Plan and Expansion Study; construction activities, capital spending and timing of initial production with respect to the Lynn Lake project and the PDA project; initial underground Mineral Resource at Cerro Pelon; the Burnt Timber and Linkwood deposits near the Lynn Lake project; growing production, expanding margins, and increases in profitability; the sale of Quartz Mountain to Q-Gold, the total consideration payable under the transaction agreement and the expected timing of the closing of the transaction; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to illnesses, diseases, epidemics and pandemics, the impact of any illness, disease, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly CAD, MXN, USD and Turkish lira); the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Subsidiaries) and any resulting court or arbitral decision(s); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ Expansion project at the Island Gold mine, construction of the Lynn Lake Project, construction of the PDA project, and/or the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the
24 | Alamos Gold Inc

intended method of processing any ore from the deposit of PDA; risks associated with the start-up of new mines; the risk that the Company’s mines may not perform as planned; the risk that the closing conditions for the completion of the sale of Quartz Mountain may not be met; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this release may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.
Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this release are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this press release or documents referenced in this press release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than
25 | Alamos Gold Inc

mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The condensed interim consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

26 | Alamos Gold Inc

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its condensed interim consolidated financial statements for the three months ended March 31, 2025, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes paid;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash cost per ounce of gold sold;
•AISC per ounce of gold sold;
•Mine-site AISC per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gains or losses
•Items included in other loss
•Unrealized gain or loss on commodity derivatives
•Certain non-recurring items
•Foreign exchange gain or loss recorded in deferred tax expense
•The income and mining tax impact of items included in other loss
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.
27 | Alamos Gold Inc

(in millions)
	Three Months Ended March 31,
	2025	2024
Net earnings	$15.2	$42.1
Adjustments:
Foreign exchange gain	(0.4)	0.9
Unrealized loss on commodity derivatives, net of tax	46.3	1.1
Other loss	1.1	3.3
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	(2.1)	3.6
Other income and mining tax adjustments	(0.3)	0.2
Adjusted net earnings	$59.8	$51.2
Adjusted earnings per share - basic	$0.14	$0.13
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and cash taxes to cash flow from operating activities. “Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP financial measure with no standard meaning under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended March 31,
	2025	2024
Cash flow from operating activities	$79.6	$109.4
Add: Changes in working capital and taxes paid	51.8	26.0
Cash flow from operating activities before changes in working capital and taxes paid	$131.4	$135.4
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from cash flow from operating activities, less mineral property, plant and equipment expenditures and non-recurring costs. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended March 31,
	2025	2024
Cash flow from operating activities (1)	79.6	$109.4
Less: mineral property, plant and equipment expenditures	(99.7)	(84.5)
Company-wide free cash flow	($20.1)	$24.9
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from operating mine-sites, less mine-site mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
28 | Alamos Gold Inc

Consolidated Mine-Side Free Cash Flow	Three Months Ended March 31,
	2025	2024
(in millions)
Cash flow from operating activities	$79.6	$109.4
Add: operating cash flow used by non-mine site activity (1)	69.9	19.9
Cash flow from operating mine-sites	$149.5	$129.3

Mineral property, plant and equipment expenditure	$99.7	$84.5
Less: capital expenditures from development projects, and corporate	(8.9)	(5.8)

Capital expenditure and capital advances from mine-sites	$90.8	$78.7

Total mine-site free cash flow	$58.7	$50.6

Island Gold District Mine-Site Free Cash Flow	Three Months Ended March 31,
	2025	2024
(in millions)
Cash flow from operating activities(1)	$86.9	$40.9
Mineral property, plant and equipment expenditures	(68.0)	(54.6)
Mine-site free cash flow	$18.9	($13.7)

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended March 31,
	2025	2024
(in millions)
Cash flow from operating activities(1)	$58.0	$34.8
Mineral property, plant and equipment expenditures	(18.8)	(20.2)
Mine-site free cash flow	$39.2	$14.6

Mulatos District Free Cash Flow	Three Months Ended March 31,
	2025	2024
(in millions)
Cash flow from operating activities	$4.6	$53.6
Mineral property, plant and equipment expenditure	(4.0)	(3.9)
Mine-site free cash flow	$0.6	$49.7
(1)Cash from operating activities for the Canadian operations excludes the impact of the 12,346 ounces delivered into the gold prepayment arrangement. The non-cash adjustment to reflect the settlement of the gold prepayment arrangement is included in Company-wide Free Cash Flow.
(2)Comparative prior year period figures do not include the Magino mine, as the acquisition of the Magino mine was completed on July 12, 2024.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining
29 | Alamos Gold Inc

companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and corporate share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. Non-sustaining capital expenditures are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where these projects will materially benefit the mine site. Capitalized exploration expenditures are expenditures that meet the IFRS definition for capitalization and are incurred to further expand the known Mineral Reserves and Resources at existing operations or development projects. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operating activities under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended March 31,
	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$139.0	$121.0
Silver by-product credits	(3.5)	(2.7)
Royalties	4.8	2.6
Total cash costs	140.3	120.9
Gold ounces sold	117,583	132,849
Total cash costs per ounce	$1,193	$910

Total cash costs	$140.3	$120.9
Corporate and administrative (1)	10.0	7.9
Sustaining capital expenditures (3)	26.8	26.5
Sustaining finance leases	4.3	—
Share-based compensation	27.9	9.9
Sustaining exploration	0.5	0.8
Accretion of decommissioning liabilities	2.4	2.0
Total all-in sustaining costs	$212.2	$168.0
Gold ounces sold	117,583	132,849
All-in sustaining costs per ounce	$1,805	$1,265
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Comparative prior year period figures do not include the Magino mine, as the acquisition of the Magino mine was completed on July 12, 2024.
(3)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

30 | Alamos Gold Inc

	Three Months Ended March 31,
	2025	2024
(in millions)
Mineral property, plant and equipment expenditures	$99.7	$84.5
Less: non-sustaining capital expenditures at:
Island Gold District	(52.5)	(41.1)
Young-Davidson	(8.1)	(8.6)
Mulatos District	(3.4)	(2.5)
Corporate and other	(8.9)	(5.8)
Sustaining capital expenditures	$26.8	$26.5

Island Gold District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$54.6	$23.6
Silver by-product credits	(0.4)	(0.2)
Royalties	2.8	0.7
Total cash costs	$57.0	$24.1
Gold ounces sold	53,388	34,130
Mine-site total cash costs per ounce	$1,068	$706

Total cash costs	$57.0	$24.1
Sustaining capital expenditures	15.5	13.5
Sustaining finance leases	4.3	—
Accretion of decommissioning liabilities	0.4	0.1
Total all-in sustaining costs	$77.2	$37.7
Gold ounces sold	53,388	34,130
Mine-site all-in sustaining costs per ounce	$1,446	$1,105

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$47.0	$46.6
Silver by-product credits	(0.7)	(0.6)
Royalties	1.6	1.3
Total cash costs	$47.9	$47.3
Gold ounces sold	35,475	39,810
Total cash costs per ounce	$1,350	$1,188

Total cash costs	$47.9	$47.3
Sustaining capital expenditures	10.7	11.6
Accretion of decommissioning liabilities	0.1	0.1
Total all-in sustaining costs	$58.7	$59.0
Gold ounces sold	35,475	39,810
Mine-site all-in sustaining costs per ounce	$1,655	$1,482

31 | Alamos Gold Inc

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$37.4	$50.8
Silver by-product credits	(2.4)	(1.9)
Royalties	0.4	0.6
Total cash costs	$35.4	$49.5
Gold ounces sold	28,720	58,909
Total cash costs per ounce	$1,233	$840

Total cash costs	$35.4	$49.5
Sustaining capital expenditures	0.6	1.4
Sustaining exploration	—	0.6
Accretion of decommissioning liabilities	1.9	1.8
Total all-in sustaining costs	$37.9	$53.3
Gold ounces sold	28,720	58,909
Mine-site all-in sustaining costs per ounce	$1,320	$905
Adjusted EBITDA
Adjusted EBITDA represents net earnings before interest, taxes, depreciation, and amortization and removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. The measure also removes the impact of non-cash items such as impairment loss charges or reversals, and realized and unrealized gains or losses on derivative financial instruments. Adjusted EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
Adjusted EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended March 31,
	2025	2024
Net earnings	$15.2	$42.1
Adjustments:
Finance (income) expense	(0.1)	0.1
Amortization	51.4	50.0
Unrealized loss on commodity derivatives (1)	68.4	1.5
Deferred income tax (recovery) expense	(2.8)	16.5
Current income tax expense	13.3	17.0
EBITDA	$145.4	$127.2
(1) Adjusted EBITDA has been restated in the prior year comparatives to include the impact of non-cash unrealized gains or losses on derivative financial instruments.
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
32 | Alamos Gold Inc

Condensed Interim Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2025		December 31, 2024
A S S E T S
Current Assets
Cash and cash equivalents	$289.5		$327.2
Equity securities	29.2		24.0
Amounts receivable	36.6		46.7
Inventory	225.9		232.8
Other current assets	18.6		17.9
Asset held for sale	10.9		—
Total Current Assets	610.7	0.0	648.6

Non-Current Assets
Mineral property, plant and equipment	4,668.1		4,618.0
Deferred income taxes	15.6		12.2
Inventory	38.1		25.3
Other non-current assets	31.8		32.0
Total Assets	$5,364.3		$5,336.1

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$254.3		$233.0
Derivative liabilities	39.4		9.1
Deferred revenue	88.2		116.6
Income taxes payable	11.5		50.5
Current portion of lease liabilities	14.4		15.2
Current portion of decommissioning liabilities	2.8		6.5
Total Current Liabilities	410.6		430.9

Non-Current Liabilities
Deferred income taxes	762.2		760.6
Derivative liabilities	174.3		140.0
Debt and financing obligations	250.0		250.0
Lease liabilities	18.2		21.4
Decommissioning liabilities	147.4		145.1
Other non-current liabilities	4.0		3.9
Total Liabilities	1,766.7		1,751.9

E Q U I T Y
Share capital	$4,141.8		$4,138.5
Contributed surplus	87.2		89.3
Accumulated other comprehensive loss	(30.0)		(37.4)
Deficit	(601.4)		(606.2)
Total Equity	3,597.6		3,584.2
Total Liabilities and Equity	$5,364.3		$5,336.1

33 | Alamos Gold Inc

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	March 31,	March 31,
	2025	2024
OPERATING REVENUES	$333.0	$277.6

COST OF SALES
Mining and processing	139.0	121.0
Royalties	4.8	2.6
Amortization	51.4	50.0
	195.2	173.6
EXPENSES
Exploration	5.2	4.8
Corporate and administrative	10.0	7.9
Share-based compensation	27.9	9.9
	238.3	196.2
EARNINGS BEFORE INCOME TAXES	94.7	81.4

OTHER EXPENSES
Finance expense	0.1	(0.1)
Foreign exchange gain	0.4	(0.9)
Unrealized loss on commodity derivatives	(68.4)	(1.5)
Other loss	(1.1)	(3.3)
EARNINGS FROM OPERATIONS	$25.7	$75.6

INCOME TAXES
Current income tax expense	(13.3)	(17.0)
Deferred income tax recovery (expense)	2.8	(16.5)
NET EARNINGS	$15.2	$42.1

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	2.5	(3.9)
Net change in fair value of fuel hedging instruments, net of taxes	—	0.1
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	4.8	2.5
Total other comprehensive income (loss)	$7.3	($1.3)
COMPREHENSIVE INCOME	$22.5	$40.8

EARNINGS PER SHARE
– basic	$0.04	$0.11
– diluted	$0.04	$0.11
Weighted average number of common shares outstanding (000's)
– basic	420,415	396,817
– diluted	422,821	399,385
34 | Alamos Gold Inc

LAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2025	2024
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings for the period	$15.2	$42.1
Adjustments for items not involving cash:
Amortization	51.4	50.0
Foreign exchange gain	(0.4)	0.9
Current income tax expense	13.3	17.0
Deferred income tax (recovery) expense	(2.8)	16.5
Share-based compensation	32.3	9.9
Finance (income) expense	(0.1)	0.1
Unrealized loss on commodity derivatives	68.4	1.5
Deferred revenue recognized	(31.2)	—
Other items	(14.7)	(2.6)
Changes in working capital and taxes paid	(51.8)	(26.0)
	79.6	109.4
INVESTING ACTIVITIES
Mineral property, plant and equipment	(99.7)	(84.5)
Interest capitalized to mineral, property and equipment	(2.0)	—
	(101.7)	(84.5)
FINANCING ACTIVITIES
Dividends paid	(9.7)	(8.7)
Credit facility interest and transaction fees	(1.6)	(1.4)
Lease payments	(4.3)	—
Proceeds from the exercise of options and warrants	0.2	0.5
	(15.4)	(9.6)
Effect of exchange rates on cash and cash equivalents	(0.2)	0.1
Net increase in cash and cash equivalents	(37.7)	15.4
Cash and cash equivalents - beginning of period	327.2	224.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$289.5	$240.2

35 | Alamos Gold Inc